FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Structured Asset Mortgage Investments II Inc.
Exact Name of Registrant as Specified in Charter

0001243106
Registrant CIK Number

Form 8-K, September 21, 2005, Series 2005-9

333-120916

Name of Person Filing the Document
(If Other than the Registrant)


SEC MAIL
PROCESSING
RECEIVED
SEP 2 2 2005
WASH, D.C.
185
SECTION




05066518

PROCESSED
SEP 2 3 2005
THOMSON
FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STRUCTURED ASSET MORTGAGE
INVESTMENT II INC.



By: ____________________
Name: Baron Silverstein
Title: Vice President

Dated: September 21, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BSARM 2005-9

BSARM 2005-9

HYBRIDS	Percent	GWAC	NWAC	Min GWAC	Max GWAC	Avg Balance	Orig Term	Age	Rem Term	LTV	FICO	Gross Margin	WA Roll	Initial Rate Cap	Periodic Rate Cap	Maximum Rate	Net Margin	Total CURRENT BALANCE
F. 5 Year Hybrid	100.00	5.199	4.949	2.375	6.125	541,855.00	360	1	359	71.96	744	2.670	59	5.000	2.000	10.199	2.420	1,155,776,718
TOTAL	**100.00**	**5.199**	**4.949**	**2.375**	**6.125**	**541,855.00**	**360**	**1**	**359**	**71.96**	**744**	**2.670**	**59**	**5.000**	**2.000**	**10.199**	**2.420**	**1,155,776,718**

Current Balance

CURRENT BALANCE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg COMBO LTV	% Full Doc	% IO
50,001.00 - 100,000.99	0.05	90,782	77.97	55.23	0.00
100,001.00 - 150,000.99	0.34	128,605	87.41	70.26	54.06
150,001.00 - 200,000.99	0.65	178,579	83.06	47.57	54.71
200,001.00 - 250,000.00	0.73	221,816	85.56	52.77	61.30
250,000.01 - 300,000.00	0.93	276,251	82.80	68.83	67.45
300,000.01 - 350,000.00	1.09	330,453	83.95	57.85	58.12
350,000.01 - 400,000.00	10.08	380,791	82.17	43.34	76.50
400,000.01 - 450,000.00	12.70	426,547	81.01	43.20	78.21
450,000.01 - 500,000.00	12.84	477,214	79.81	38.14	83.63
500,000.01 - 550,000.00	10.77	527,629	79.67	40.27	86.06
550,000.01 - 600,000.00	9.09	577,028	79.74	56.74	79.64
600,000.01 - 650,000.00	8.69	631,888	80.22	53.42	82.44
650,000.01 - 700,000.00	3.89	680,752	76.63	51.41	75.88
700,000.01 - 750,000.00	4.56	731,661	75.41	59.55	84.76
750,000.01 - 800,000.00	2.75	776,278	76.67	41.36	80.61
800,000.01 - 850,000.00	2.37	829,517	74.94	51.76	88.04
850,000.01 - 900,000.00	2.28	879,745	71.58	50.47	76.70
900,000.01 - 950,000.00	1.92	925,560	75.65	66.55	95.81
950,000.01 - 1,000,000.00	7.04	992,891	70.80	52.44	78.02
1,000,000.01 - 1,500,000.00	3.70	1,335,399	67.06	64.94	85.27
1,500,000.01 - 2,000,000.00	2.55	1,841,781	69.84	81.29	94.41
2,000,000.01 - 2,500,000.00	0.43	2,500,000	57.78	100.00	100.00
2,500,000.01 - 3,000,000.00	0.26	2,987,188	65.00	100.00	100.00
3,000,000.01 +	0.28	3,195,000	73.14	100.00	100.00
TOTAL	**100.00**	**541,855**	**78.07**	**49.77**	**81.04**

Current Gross Coupon

CURRENT GROSS COUPON	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg COMBO LTV	% Full Doc	% IO
2.375 - 2.499	0.06	704,000	95.00	100.00	100.00
3.500 - 3.624	0.10	564,000	79.65	0.00	100.00
3.875 - 3.999	0.06	750,000	80.00	0.00	100.00
4.000 - 4.124	0.17	638,159	69.27	0.00	44.50
4.125 - 4.249	0.08	450,270	91.32	45.81	45.81
4.250 - 4.374	0.54	518,276	76.07	19.00	47.36
4.375 - 4.499	1.04	573,317	76.02	36.77	45.52
4.500 - 4.624	1.40	539,553	78.95	36.62	61.10

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSARM 2005-9

Current Gross Coupon

CURRENT GROSS COUPON	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg COMBO LTV	% Full Doc	% IO
4.625 - 4.749	2.53	585,588	78.46	45.73	61.20
4.750 - 4.874	3.83	560,793	78.67	53.11	67.77
4.875 - 4.999	8.06	582,226	78.07	55.22	68.37
5.000 - 5.124	10.59	600,123	78.02	57.27	80.49
5.125 - 5.249	12.69	564,132	78.22	51.11	84.70
5.250 - 5.374	20.45	566,857	77.84	52.24	87.09
5.375 - 5.499	17.53	519,364	77.93	48.09	84.85
5.500 - 5.624	12.79	511,341	77.75	46.59	85.73
5.625 - 5.749	5.38	460,653	79.05	44.81	83.44
5.750 - 5.874	1.88	410,125	79.14	42.68	77.35
5.875 - 5.999	0.66	382,288	76.01	16.76	66.80
6.125 - 6.249	0.16	454,247	89.41	54.71	100.00
TOTAL	**100.00**	**541,855**	**78.07**	**49.77**	**81.04**

Current Net Coupon

CURRENT NET COUPON	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg COMBO LTV	% Full Doc	% IO
2.125 - 2.249	0.06	704,000	95.00	100.00	100.00
3.250 - 3.374	0.10	564,000	79.65	0.00	100.00
3.625 - 3.749	0.06	750,000	80.00	0.00	100.00
3.750 - 3.874	0.17	638,159	69.27	0.00	44.50
3.875 - 3.999	0.08	450,270	91.32	45.81	45.81
4.000 - 4.124	0.54	518,276	76.07	19.00	47.36
4.125 - 4.249	1.04	573,317	76.02	36.77	45.52
4.250 - 4.374	1.40	539,553	78.95	36.62	61.10
4.375 - 4.499	2.53	585,588	78.46	45.73	61.20
4.500 - 4.624	3.83	560,793	78.67	53.11	67.77
4.625 - 4.749	8.06	582,226	78.07	55.22	68.37
4.750 - 4.874	10.59	600,123	78.02	57.27	80.49
4.875 - 4.999	12.69	564,132	78.22	51.11	84.70
5.000 - 5.124	20.45	566,857	77.84	52.24	87.09
5.125 - 5.249	17.53	519,364	77.93	48.09	84.85
5.250 - 5.374	12.79	511,341	77.75	46.59	85.73
5.375 - 5.499	5.38	460,653	79.05	44.81	83.44
5.500 - 5.624	1.88	410,125	79.14	42.68	77.35
5.625 - 5.749	0.66	382,288	76.01	16.76	66.80
5.875 - 5.999	0.16	454,247	89.41	54.71	100.00
TOTAL	**100.00**	**541,855**	**78.07**	**49.77**	**81.04**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

BSARM 2005-9

Original Loan to Value

LOAN TO VALUE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg COMBO LTV	% Full Doc	% Io
20.01 - 25.00	0.09	524,832	56.76	71.45	71.45
25.01 - 30.00	0.18	419,520	39.45	21.35	91.43
30.01 - 35.00	0.30	573,271	35.16	20.55	49.63
35.01 - 40.00	1.37	632,863	43.06	32.39	82.57
40.01 - 45.00	1.49	613,282	48.61	27.10	62.93
45.01 - 50.00	3.05	801,575	55.77	50.23	82.14
50.01 - 55.00	2.85	659,818	60.34	32.03	79.59
55.01 - 60.00	5.11	656,491	62.73	35.82	72.55
60.01 - 65.00	8.58	688,637	67.41	48.34	84.56
65.01 - 70.00	12.01	636,623	72.00	42.05	79.06
70.01 - 75.00	13.22	601,666	77.85	50.54	82.31
75.01 - 80.00	50.59	475,759	87.23	55.31	82.47
80.01 - 85.00	0.24	459,103	86.57	13.58	31.03
85.01 - 90.00	0.63	346,374	89.98	56.56	64.75
90.01 - 95.00	0.29	304,056	94.82	81.15	93.58
TOTAL	**100.00**	**541,855**	**78.07**	**49.77**	**81.04**

Credit Score

FICO SCORE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg COMBO LTV	% Full Doc	% IO
600 - 619	0.04	458,942	37.10	100.00	0.00
620 - 639	0.31	603,677	78.60	88.54	11.18
640 - 659	0.73	498,968	77.64	84.85	17.33
660 - 679	6.64	532,855	78.66	64.63	85.17
680 - 699	9.46	518,376	79.69	58.95	77.87
700 - 719	11.89	540,968	78.95	53.04	86.09
720 - 739	13.33	564,360	77.61	51.23	85.25
740 - 759	15.23	538,453	80.44	52.57	81.21
760 - 779	19.30	534,818	77.43	43.61	77.81
780 - 799	17.58	562,796	76.54	41.23	84.79
800 - 819	5.48	519,394	74.66	39.35	72.26
TOTAL	**100.00**	**541,855**	**78.07**	**49.77**	**81.04**

Original Term

STATED ORIGINAL TERM	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg COMBO LTV	% Full Doc	% Io
360 - 360	100.00	541,855	78.07	49.77	81.04
TOTAL	**100.00**	**541,855**	**78.07**	**49.77**	**81.04**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Remaining Term

STATED REM TERM	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg COMBO LTV	% Full Doc	% IO
301 - 360	100.00	541,855	78.07	49.77	81.04
TOTAL	**100.00**	**541,855**	**78.07**	**49.77**	**81.04**

State

STATE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg COMBO LTV	% Full Doc	% IO
AL	0.14	267,668	81.74	66.98	100.00
AZ	2.60	546,611	75.75	48.99	87.09
CA	46.71	568,894	77.28	42.56	86.32
CO	2.24	551,312	80.47	62.84	79.90
CT	1.84	887,524	73.08	65.90	87.74
DC	1.04	502,189	75.86	42.63	75.92
DE	0.23	448,109	85.32	65.14	73.16
FL	4.61	409,574	79.72	40.77	81.39
GA	1.00	461,042	82.77	71.63	72.04
HI	0.79	764,076	74.34	35.51	78.51
IA	0.16	465,534	76.30	52.23	47.79
ID	0.28	815,983	79.35	69.43	25.51
IL	2.68	524,327	75.38	57.93	66.43
IN	0.16	465,663	83.68	20.20	20.20
KS	0.06	362,169	95.00	100.00	50.48
MA	1.86	581,800	73.44	51.19	86.22
MD	4.37	525,913	78.96	62.06	80.58
ME	0.13	758,750	78.53	46.95	100.00
MI	0.40	519,568	78.88	59.78	50.30
MN	1.70	480,267	82.67	63.53	71.57
MO	0.50	440,370	80.79	67.07	75.99
MT	0.25	949,490	61.43	100.00	77.23
NC	1.11	532,341	75.48	69.71	78.58
ND	0.03	365,458	95.00	0.00	100.00
NE	0.08	442,410	71.40	0.00	83.07
NH	0.07	421,560	95.00	0.00	100.00
NJ	3.28	557,597	76.25	50.06	68.48
NM	0.23	523,212	68.78	100.00	91.42
NV	2.02	477,601	80.44	41.72	89.26
NY	3.45	663,965	76.60	56.14	66.82
OH	0.43	493,627	76.93	49.97	51.83
OR	1.06	473,041	80.84	51.55	72.07
PA	0.44	506,461	84.81	72.54	29.39
RI	0.12	706,000	65.00	0.00	100.00
SC	0.59	680,324	76.17	58.60	88.86
SD	0.05	620,000	89.12	100.00	0.00
TN	0.25	586,792	77.91	72.48	86.11
TX	0.98	491,838	81.97	47.42	60.10
UT	0.32	463,174	78.35	54.26	66.62

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

State

STATE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg COMBO LTV	% Full Doc	% IO
VA	8.40	492,770	83.62	65.87	83.52
VT	0.16	601,370	73.76	41.57	41.57
WA	2.68	468,505	78.46	46.24	67.49
WI	0.41	786,893	70.11	66.89	72.91
WV	0.08	320,607	87.24	55.86	55.86
TOTAL	**100.00**	**541,855**	**78.07**	**49.77**	**81.04**

Loan Purpose

LOAN PURP	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg COMBO LTV	% Full Doc	% IO
Cash Out Refinance	19.26	562,062	69.67	37.60	84.52
Purchase	64.89	521,582	81.78	52.98	80.08
Rate/Term Refinance	15.85	612,594	73.10	51.44	80.75
TOTAL	**100.00**	**541,855**	**78.07**	**49.77**	**81.04**

Occupancy

OCCTYPE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg COMBO LTV	% Full Doc	% IO
Investor	1.54	387,731	70.76	96.69	48.39
Owner Occupied	89.34	540,337	78.75	48.70	81.50
Second Home	9.12	598,620	72.63	52.33	82.02
TOTAL	**100.00**	**541,855**	**78.07**	**49.77**	**81.04**

Property Type

PROPTYPE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg COMBO LTV	% Full Doc	% IO
2-4 Family	0.91	621,355	72.90	43.90	82.61
CO-OP	0.38	550,628	73.82	31.88	48.18
Condominium	15.80	471,852	82.68	51.95	77.68
PUD	0.56	434,488	87.59	71.39	94.49
Single Family	82.34	557,846	77.20	49.35	81.72
TOTAL	**100.00**	**541,855**	**78.07**	**49.77**	**81.04**

Documentation Code

DOCTYPE1	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg COMBO LTV	% Full Doc	% IO
Full/Alternative	49.77	562,868	81.01	100.00	81.45

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSARM 2005-9

Documentation Code

DOCTYPE1	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg COMBO LTV	% Full Doc	% IO
No Documentation	0.21	494,026	79.26	0.00	100.00
Reduced	50.01	522,654	75.14	0.00	80.55
TOTAL	**100.00**	**541,855**	**78.07**	**49.77**	**81.04**

Interest Only

IO FLAG IO PERIOD	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg COMBO LTV	% Full Doc	% IO
N	**18.96**	**485,953**	**76.54**	**48.70**	**0.00**
0.000	18.96	485,953	76.54	48.70	0.00
Y	**81.04**	**556,844**	**78.43**	**50.02**	**100.00**
60	66.74	553,364	78.25	49.92	100.00
84	0.06	650,000	78.31	0.00	100.00
120	14.24	573,425	79.25	50.70	100.00
TOTAL	**100.00**	**541,855**	**78.07**	**49.77**	**81.04**

Index Type

INDEX	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg COMBO LTV	% Full Doc	% IO
1 YR CMT	83.92	537,679	78.43	51.56	81.67
1 YR Libor	16.08	564,754	76.18	40.46	77.71
TOTAL	**100.00**	**541,855**	**78.07**	**49.77**	**81.04**

Months to Roll

ROLL	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg COMBO LTV	% Full Doc	% IO
48 - 50	0.09	527,605	84.40	0.00	0.00
51 - 53	0.31	513,368	81.37	45.85	32.69
54 - 56	1.45	620,952	73.01	58.47	50.01
57 - 59	84.76	553,169	77.84	48.91	81.81
60 - 62	13.38	474,539	79.95	54.71	81.18
TOTAL	**100.00**	**541,855**	**78.07**	**49.77**	**81.04**

Gross Margin

MARGIN	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg COMBO LTV	% Full Doc	% IO
2.250 - 2.499	16.08	564,754	76.18	40.46	77.71
2.750 - 2.999	83.92	537,679	78.43	51.56	81.67

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Gross Margin

MARGIN	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg COMBO LTV	% Full Doc	% IO
TOTAL	100.00	541,855	78.07	49.77	81.04

Max Rate

MAX RATE	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg COMBO LTV	% Full Doc	% IO
0.000 - 7.999	0.06	704,000	95.00	100.00	100.00
8.500 - 8.999	0.16	626,000	79.79	0.00	100.00
9.000 - 9.499	1.82	554,578	76.08	28.57	45.98
9.500 - 9.999	15.83	573,432	78.35	51.54	66.44
10.000 - 10.499	61.26	557,066	77.98	51.69	84.81
10.500 - 10.999	20.71	481,586	78.16	44.82	83.77
11.000 - 11.499	0.16	454,247	89.41	54.71	100.00
TOTAL	100.00	541,855	78.07	49.77	81.04

Prepay

PREPAY PPY TERM	Pct of overall CURRENT BALANCE	Avg CURRENT BALANCE	Wtd Avg COMBO LTV	% Full Doc	% IO
No_PP	100.00	541,855	78.07	49.77	81.04
0.000	100.00	541,855	78.07	49.77	81.04
TOTAL	100.00	541,855	78.07	49.77	81.04

Originators

ORIGINATOR	Pct of overall CURRENT BALANCE
WELLSFARGO	100.00
TOTAL	100.00

Servicers

SERVICER NAME	Pct of overall CURRENT BALANCE
WELLSFARGO	100.00
TOTAL	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSARM 2005-9

Index and Caps

INDEX INIT RATE CAP	Pct of overall CURRENT BALANCE
1 YR CMT	**83.92**
5.000	83.92
1 YR Libor	**16.08**
5.000	16.08
TOTAL	**100.00**

Caps

PER RATE CAP	Pct of overall CURRENT BALANCE
2.000	100.00
TOTAL	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates